*i*Tech Capital Corp.

03 MAR 26 AM 7:21

March 19, 2003

03007648

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-03 for iTech's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

#2450 - 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 E-mail: itech@itechcapital.com

iTech Capital Corp. **NEWS RELEASE**

Reg. No 82-3200

March 19, 2003 **TSX Trading Symbol: ITE**

News Release #03-03

*i*Tech Capital's Wholly Owned Subsidiary SIRIT Technologies Inc. Announces Major New Product Release

SIRIT announces the launch of the newest member of its IDentity Series - the IDentity ZiP product. The market for Automatic Vehicle Identification is undergoing dramatic technological change and SIRIT is responding by releasing "smart label" technology that will offer the motorist enhanced speed and convenience when compared to existing proximity card technology and provides operators a highly cost-effective solution.

SIRIT Technologies Inc. ("SIRIT") a wholly owned subsidiary of *i*Tech Capital Corp. ("*i*Tech") (TSX: ITE) is pleased to announce the newest addition to the IDentity family of products.

IDentity ZiP represents a true breakthrough in price and performance in short- to medium-range automatic vehicle identification applications. The "ZiPTag" is a battery-free smart label that complements SIRIT's **ID**entity Flex and **ID**entity Title 21 product lines. SIRIT now has a full range of products to achieve speed, read range and performance requirements for any Automatic Vehicle Identification (AVI) application.

Michael Houle, President and Chief Operating Officer for SIRIT commented, "The IDentity ZiP system is a true breakthrough in the evolution of AVI systems using RFID technology. The advancements in smart label technology over the past year have produced a paradigm shift where users no longer have to compromise the benefits of longer read ranges in favor of cost. IDentity ZiP is the first product to offer AVI performance at near proximity system prices. IDentity ZiP represents SIRIT's platform for this new generation of capability."

At the heart of the **ID**entity ZiP system is the tag that is placed inside a vehicle's windshield. Unlike many AVI tags in the market today, the **ID**entity ZiP has an extremely small profile – and a proportionately small price. The tag measures six inches in length and is 3/4 inch tall. It's barely thicker than most parking decals, but carries the benefits and capabilities of a sophisticated Radio Frequency Identification (RFID) system.

AVI is one of the most widely used applications of RFID technology. RFID has become an indispensable technology augmenting the efficiency of many day-to-day activities. Highway tolls are collected electronically by the placement of a transponder or "tag" on the windshield of a vehicle that allows unencumbered passage through a toll lane and simultaneous automatic payment. RFID tags also offer swift, convenient access into gated communities, parking facilities, campuses and other gated portals. In addition, RFID is rapidly becoming an established technology to facilitate the movement of goods from the manufacturer to the distributor to the retail outlet, and to the consumer.

Traditionally, operators of parking facilities, medical, educational and corporate campuses, gated communities and other controlled access facilities had a limited choice for devices to allow access for their patrons. Magnetic swipe cards, bar codes and even proximity cards were a relatively low cost option but did not offer the speed, convenience and security available with true AVI systems due to their limited ability to read at ranges greater than a few feet. AVI systems have provided the performance required to achieve these objectives but came with a system cost that was higher than these other technologies. SIRIT's **ID**entity ZiP system bridges the gap by providing exceptional read ranges at an attractive system price. The **ID**entity ZiP product is based on technology that can be produced for significantly less cost than previous generation products. These advancements have narrowed the gap in the overall cost of system ownership between proximity devices and **ID**entity ZiP.

In addition to short- to medium-range applications such as parking and access control, **ID**entity ZiP is also an excellent alternative for mobile-commerce applications including fast-food drive thru, gas retailing and other electronic payment systems.

SIRIT is a recognized leader in the market for vehicle access control systems using RFID technology. With over 1 million tags, and thousands of readers in operation, SIRIT has hundreds of sites in operation today. Since 1993, SIRIT has helped to establish an active market for AVI systems through a continuous focus on technological innovation and a reputation for outstanding customer care.

About SIRIT Technologies Inc.:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT Technologies Inc., visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing & Strategy
Tel.: 1-800-498-8760 ext. 225
mail@siritcorp.com